SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                     POST-EFFECTIVE AMENDMENT NO. 8
                           (AMENDMENT NO. 10)
                                   TO
                                FORM U-1
  APPLICATION/DECLARATION WITH RESPECT TO (1) PROPOSED REVOLVING CREDIT FACILITY FOR NORTHEAST UTILITIES ("NU"), THE CONNECTICUT LIGHT AND POWER
COMPANY ("CL&P") AND WESTERN MASSACHUSETTTS ELECTRIC COMPANY ("WMECO") AND
(2) INCREASES AND EXTENSIONS OF SHORT-TERM BORROWING LIMITS OF NU, CL&P, WMECO, PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE, HOLYOKE WATER POWER COMPANY
                   AND NORTH ATLANTIC ENERGY CORPORATION
                                  UNDER
              THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


Northeast Utilities                               The Connecticut Light
Western Massachusetts Electric Company            and Power Company
174 Brush Hill Avenue                               107 Selden Street
West Springfield, MA 01090-0010                     Berlin, CT 06037


Holyoke Water Power Company        Public Service Company of New Hampshire
     Canal Street                       North Atlantic Energy Corporation
   Holyoke, MA 01040                         1000 Elm Street
                                            Manchester, NH 03015

(Name of companies filing this statement and addresses of principal executive offices)

                         NORTHEAST UTILITIES
               (Name of top registered holding company)

                         Robert P. Wax, Esq.
             Vice President, Secretary and General Counsel
                    Northeast Utilities Service Company
                          107 Selden Street
                          Berlin, CT 06037
               (Name and address of agent for service)

The Commission is requested to mail signed copies of all orders, notices and communications to:

Jeffrey C. Miller, Esq.                 David R. McHale
Assistant General Counsel               Assistant Treasurer - Finance
Northeast Utilities Service Company     Northeast Utilities Service Company
107 Selden Street                       107 Selden Street
Berlin, CT 06037                        Berlin, CT 06037

                         Richard C. MacKenzie, Esq.
                         Day, Berry & Howard
                         CityPlace I
                         Hartford, CT  06103-3499







     The Application/Declaration in this proceeding is further amended by the amendment and restatement in full of Post-Effective Amendment No. 7 (Amendment No. 9), as follows:


BACKGROUND

1. By Order dated November 20, 1996 (HCAR No. 35-26612), Supplemental Order dated February 11, 1997 (HCAR No. 35-26665), Supplemental Order dated March 25, 1997 (HCAR No. 35-26692) and Supplemental Order dated May 29, 1997 (HCAR 35-26721) in this File No. 70-8875 (collectively, the "Orders"), the Commission, among other things, authorized Northeast Utilities ("NU"), The Connecticut Light and Power Company ("CL&P"), Western Massachusetts Electric Company ("WMECO") and Public Service Company of New Hampshire ("PSNH") to issue short-term notes from time to time through December 31, 2000 pursuant to formal and informal lines of credit. Pursuant to the Orders, each borrower has its own maximum outstanding borrowing limit which, in the case of NU, is $150 million.

2. Primarily because of the financial impact of the increased costs associated with the current nuclear outages on the NU system and other difficulties related to the Millstone nuclear generating units, NU is currently unable to borrow under the existing revolving credit facility ("Existing Revolver") which was entered into pursuant to the Orders. Reference is made to Exhibit B.4(a) in this file. In accordance with the authority granted by the Orders relating to the issuance of short-term debt, NU is negotiating with a lender to enter into a supplementary revolving credit facility in the aggregate principal amount of up to $25 million which would have less restrictive terms and conditions than the Existing Revolver. Advances from this credit facility will be used to meet NU's debt service requirements under its ESOP and to support its other financial requirements, as set forth in Exhibit H.8, until such time as NU begins to receive dividends from its subsidiaries again. Failure of NU to pay principal on the notes between NU and its lenders relating to the ESOP would constitute an immediate default, and failure to pay interest is a default after 30 days.
In either case the Trustee, IBJ Shroder Bank and Trust Company, or holders of 25% or more of the ESOP notes may declare the entire outstanding amount to be due and payable.

3. The purpose of this Amendment is to seek authorization pursuant to Sections 6(a), 7 and 12(b) of the Act and Rules 43, 45 and 54 thereunder to increase the interest rate applicable to short-term borrowings by NU to an amount not to exceed the greater of (i) four percentage points over the LIBOR rate and (ii) three percentage points over the lender's base rate. The current maximum interest rate under the Orders is two percentage points above the Federal Funds Effective Rate, and the bank with whom NU is negotiating has sought an interest rate which could exceed the cap specified in the Orders.

4. The Orders also authorize the payment of fees by NU pursuant to formal and informal credit lines in an amount not to exceed 0.30% per annum. NU is hereby filing this Amendment to obtain authorization to increase the maximum annual fee payment to an amount not to exceed 1.00% per annum.

                    AMENDMENTS TO THE APPLICATION

     To reflect the foregoing, the Application/Declaration in this proceeding is further amended as follows:

5. The second sentence of paragraph 23 is deleted and replaced with the following to take into account the proposed increase in interest payments by NU under the supplemental revolving credit facility:

     "The interest rate in any case will not exceed two percentage points above the Federal Funds Effective Rate, except that in the case of short-term notes issued by NU, the interest rate will not exceed the higher of four percentage points over the LIBOR rate and three percentage points over the Lender's base rate."

6. The third sentence of paragraph 25 is deleted and replaced with the following to take into account the proposed increase in annual fees to be paid by NU:

     "Compensating balance requirements will not exceed 5% of the committed line amount, and fees will not exceed 30 basis points per annum, except that in the case of short-term notes issued by NU, fees will not exceed 100 basis points per annum."

7. The issuance of notes by NU under the terms of the proposed revolving credit agreement is within the parameters set forth in Section 7(d) of the Act. As the notes will be unsecured, of a duration of fewer than 270 days and their issuance will have a minimal impact on the capital structure of the NU system, as demonstrated in Exhibits 1.2.1 and 7.2.1, the notes are a reasonable addition to NU's existing security structure and thus the standards of Section 7(d)(1) will be met. As NU will be restricted from borrowing under the new facility unless its subsidiaries can pay an equal amount of dividends to NU and NU does not expect to commence payment of a dividend to its shareholders in the immediate future, it expects to maintain the ability to repay any funds borrowed under the new facility and thus the requirement of Section 7(d)(2) that the security be reasonably adapted to the earnings power of NU will be met. In light of the fact that NU cannot borrow under the terms of the Existing Credit Agreement and proposes to use any borrowed funds to support its ESOP and to support its other financial obligations, as set forth in Exhibit H.8, the issuance of the notes is necessary for the economical and efficient operation of NU's lawful business, as required by Section 7(d)(3). NU believes that the proposed terms and conditions of the note issuances, as well as the fees, commissions and other remuneration to be paid in connection with such issuances, as referenced in Financial Statement 1.2.1, are reasonable in light of NU's current financial condition and in the public interest and thus the standards of Section 7(d)(4) will be met. The requirements of Section 7(d)(5) are inapplicable, as there is no guaranty or other assumption of liability at issue. The terms and conditions of the issuance and sale of the proposed notes have been reached by arms-length negotiation with the bank involved and are conventional and appropriate to NU's present financial circumstances. The proceeds are needed to ensure NU will have sufficient funds to meet its financial obligations while the Millstone nuclear units are being returned to service, with the first such unit, Millstone 3, presently being expected to restart late in the first quarter of 1998. Thus the issuance and sale of the notes will not be detrimental to the public interest of investors or consumers and the standards of Section 7(d)(6) are satisfied.


8. The following additional exhibits and financial statements are filed herewith:

     (a) Exhibits

     *F.3 Opinion of Counsel

      G.2.1  Revised Financial Data Schedule for NU (parent company only)

      G.2.2  Financial Data Schedule for NU (consolidated)

      H.8   NU (Parent) 1998 Forecast Cash Flow Statement

          *  To be filed by further post-effective amendment

     (b) Financial Statements

     1.   Northeast Utilities

     1.1.1 Revised Balance Sheet, per books and pro forma, as of September 30, 1997.

     1.2.1 Revised Statement of Income, per books and pro forma, for 12 months ended September 30, 1997 and Capital Structure, per books and pro forma, as of September 30, 1997.

     7.   Northeast Utilities and Subsidiaries (Consolidated)

     7.1.1 Consolidated Balance Sheet, per books and pro forma, as of September 30, 1997.

     7.2.1 Consolidated Statement of Income, per books and pro forma, for 12 months ended September 30, 1997 and Capital Structure, per books and pro forma, as of September 30, 1997

                              SIGNATURES

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned have duly caused this Amendment to be signed on behalf of each of them by the undersigned thereunto duly authorized.


Date:  December 31, 1997

                              NORTHEAST UTILITIES
                              THE CONNECTICUT LIGHT AND POWER COMPANY
                              WESTERN MASSACHUSETTS ELECTRIC COMPANY
                              PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE
                              HOLYOKE WATER POWER COMPANY
                              NORTH ATLANTIC ENERGY CORPORATION

                         By:  /s/David R. McHale
                              Assistant Treasurer - Finance